SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the second three-month and first half period ended June 30, 2018 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the second three-month and first half period ended June 30, 2018 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. KEPCO also applied K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1115 ‘Revenue from Contracts with Customers’ which are effective from January 1, 2018. KEPCO, however, did not restate the comparative information for prior periods. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2018 and 2017

(Unit : in billions of Korean Won)	2018 Apr.-Jun.	2017 Apr.-Jun.	Change	2018 Jan.-Jun.	2017 Jan.-Jun.	Change
Operating revenues	13,337	12,926	3.2%	29,043	28,072	3.5%
Operating income (loss)	-687	846	-181.2%	-815	2,310	-135.3%
Income (Loss) before income tax	-1,700	583	-391.4%	-1,962	1,973	-199.5%
Net income (loss)	-919	359	-355.8%	-1,169	1,259	-192.9%
Net income (loss) attributable to owners of the company	-949	327	-390.1%	-1,226	1,194	-202.7%

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2018 and 2017

(Unit : in billions of Korean Won)	2018 Apr.-Jun.	2017 Apr.-Jun.	Change	2018 Jan.-Jun.	2017 Jan.-Jun.	Change
Operating revenues	13,258	13,251	0.0%	28,821	28,445	1.3%
Operating income (loss)	-698	341	-304.6%	-2,140	-443	-383.5%
Income (Loss) before income tax	-743	289	-357.3%	-1,750	378	-563.1%
Net income (loss)	-424	232	-282.9%	-1,046	549	-290.4%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: August 13, 2018